TEREX CORPORATION

                        PRO FORMA FINANCIAL INFORMATION


The following unaudited pro forma condensed consolidated income statement of the Company gives effect to the Clark acquisition on July 31, 1992 (as described in Note C - Acquisitions, of the Notes to Consolidated Financial Statements for the year ended December 31, 1992 included in this Prospectus). The pro forma information is based on the historical income statement of the Company for the period ended December 31, 1992, giving effect to the Clark acquisition and financing transactions and adjustments as reflected in the accompanying notes.

On July 31, 1992, the Company completed the Clark acquisition. A private placement of $160 million of the Secured Notes and a seller note due Clark Equipment Company (the "Seller Note") of approximately $6.1 million provided the financing for the aggregate purchase price of approximately $91.1 million. Proceeds of the Secured Notes also provided funds for the refinancing of certain existing Company debt (the "Refinancing"), for transaction and acquisition costs and for working capital purposes. The Company financed the entire purchase price of the Clark acquisition through proceeds of debt.

The acquisition was accounted for using the purchase method, with the purchase price of the Clark acquisition allocated to the assets acquired and liabilities assumed based upon their respective estimated fair values at the date of acquisition. Purchase price allocations were based on evaluations, estimations, appraisals, actuarial studies and other studies performed by the Company.

The unaudited pro forma consolidated results do not represent actual operating results. The pro forma amounts were prepared by management of the Company and should not be interpreted as predictive of the Company's future results of operations. The Company is actively reorganizing the operations of Clark by consolidating manufacturing and distribution operations. Consequently, management does not view the combination of historical financial results as a meaningful representation of the Company's future operations.


                               TEREX CORPORATION
                              UNAUDITED PRO FORMA
                    CONDENSED CONSOLIDATED INCOME STATEMENT
                     FOR THE YEAR ENDED DECEMBER 31, 1992
                    (in thousands except per share amounts)


                       Terex
                    Corporation           Pro Forma    Pro Forma
                        and      BusinessAcquisition  Refinancing
                    Subsidiaries AcquiredAdjustments  Adjustments   Pro Forma

NET SALES           $523,355  $288,504        $0          $0        $811,859

COST OF GOODS SOLD   469,345   275,065   (4,124) (3b,c,d)  0         740,286

   Gross Profit       54,010    13,439     4,124           0          71,573

ENGINEERING, SELLING
 AND ADMINISTRATIVE
 EXPENSES           58,135      29,873   (1,983) (3d)      0          86,025

   Loss from
    operations       (4,125)  (16,434)     6,107           0         (14,452)

OTHER INCOME (EXPENSE):
   Interest income     1,666         0         0           0           1,666
   Interest expense (23,320)     (689)   (6,752) (3a)  (435) (3a)    (31,196)
   Equity income
    (loss)          (35,045)         0         0           0         (35,045)
   Royalty income         67         0         0           0              67
   Gain on sale of
    subsidiary stock
    and related
    recapitalization  7,759         0          0           0           7,759
   Other - net       (4,110)     (537)   (1,033) (3a)  (915) (3a)     (6,595)

Loss before income
 taxes              (57,108)  (17,660)   (1,678)     (1,350)         (77,796)

PROVISION FOR INCOME
 TAXES                    67         0         0           0              67

   Net loss         $(57,175)$(17,660)  $(1,678)    $(1,350)        $(77,863)


NET LOSS PER SHARE    $(6.14)                                        $(8.22)


AVERAGE NUMBER OF COMMON
   AND COMMON EQUIVALENT
   SHARES CONSIDERED
   OUTSTANDING IN PER
   SHARE CALCULATION    9,945                                         9,945




                               TEREX CORPORATION
                         NOTES TO UNAUDITED PRO FORMA
                    CONDENSED CONSOLIDATED INCOME STATEMENT


1) The unaudited pro forma condensed consolidated income statement is presented for the year ended December 31, 1992. The pro forma statement reflects the operations of the Company combined with those of the acquired business assuming the Clark acquisition and the related refinancings were consummated on January 1, 1992.


2) For purposes of preparing the unaudited pro forma condensed consolidated income statement of the Company, all financial information of foreign operations has been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52.


3)  The pro forma income statement adjustments are summarized as follows:

a) The Secured Notes and the Seller Note provided the funds to finance the Clark acquisition, as well as funds to refinance certain existing Company debt and pay refinancing and acquisition costs. The Secured Notes bear interest at 13% and are due August 1, 1996. The Seller Note bears interest at the prime rate as defined in the related agreement and is due July 31, 1994.

Pro forma interest expense increased $6.8 million and $0.4 million due to acquisition and refinancing pro forma adjustments, respectively, for the year ended December 31, 1992.

Pro forma adjustment to Other - Net represents amortization of debt issuance costs of $1.9 million for the year ended December 31, 1992.

b) Depreciation expense increases on a pro forma basis by $1.6 million for the year ended December 31, 1992. The adjustments are due to the revaluation of plant and equipment in connection with the Clark acquisition in accordance with APB 16.

c) Pro forma adjustments reflect the intangible assets amortization expense of $1.3 million for the year ended December 31, 1992.

d) Pro forma adjustments reflect reduced cost of goods sold of $7.0 million and reduced engineering, selling and administrative expenses of $2.0 million for the year ended December 31, 1992. The reduced expenses relate to recurring cost savings to be derived which are directly attributable to the Clark acquisition.